Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

April 5, 2023

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	SPDR Series Trust (the “Registrant”): SEC File No. 333-270349; Registration Statement on Form N-14

Ladies and Gentlemen:

This letter responds to comments provided by Ken Ellington and Tim Worthington in telephonic conversations with me on Wednesday, March 29, 2023, with respect to the Registrant’s registration statement filed on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the SPDR S&P 600 Small Cap ETF into and with the SPDR Portfolio S&P 600 Small Cap ETF, each a series of the Registrant.

Summaries of the comments and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in the Registration Statement. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

1.	Comment: The Staff notes the table in the “Fees and Expenses of the Funds” section is as of June 30, 2022. Please confirm the fees presented are still current, per Item 3 of Form N-14.

Response: The Registrant confirms the fees presented are still current.

2.

Comment: Please update the “Capitalization” table with information as of a date within thirty days of filing the final registration statement. Alternatively, please make a representation that there have been no material changes to the information since the most recent balance sheet that should be reflected in the table.

Response: The Registrant has updated the “Capitalization” table with information as of March 31, 2023.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

3.	Comment: Please update the “Capitalization” table to include estimated reorganization costs in a separate “pro forma adjustment” column.

Response: The Registrant has updated the “Capitalization” table as requested. Please see Appendix A.

4.	Comment: Please confirm in the response letter and disclose in the final registration statement that the Surviving Fund will be the accounting survivor of the reorganization.

Response: The Registrant confirms the Surviving Fund will be the accounting survivor of the reorganization and has added a corresponding statement to the final registration statement.

5.	Comment: In your response letter, please provide supplemental information regarding the Funds. In particular, please discuss why there are two series of the Trust that track the same index.

Response: The Acquired Fund has been tracking the S&P SmallCap 600 Index since December 17, 2010. The Surviving Fund began operations in July 2013 and, at that time, tracked the Russell 2000 Index. In November 2017, the Surviving Fund became part of the SPDR Portfolio ETFs, a collection of low-cost core ETFs that are designed to achieve a variety of investment objectives across the risk spectrum. For the period November 16, 2017, to January 23, 2020, the Surviving Fund tracked the performance of the SSGA Small Cap Index (the “Predecessor Index”), replacing the Russell 2000 Index. The Predecessor Index was designed to measure the performance of the small-capitalization segment of the U.S. equity market. The Predecessor Index was created and sponsored by an affiliate of both the Surviving Fund and the Adviser, and the low licensing fees associated with the Predecessor Index permitted the Surviving Fund to maintain a low-cost expense structure.

Prior to January 24, 2020, the Adviser and S&P Dow Jones Indices LLC agreed to a licensing fee with respect to the S&P SmallCap 600 Index (the “Current Index”) that permitted the Surviving Fund to continue to maintain the Surviving Fund’s low-cost expense structure, while also tracking a more widely known index that, like the Predecessor Index, measures the performance of the small-capitalization segment of the U.S. equity market. Effective January 24, 2020, the Surviving Fund changed its strategy to track the Current Index. As a result, two series of the Registrant (the Surviving Fund and the Acquired Fund) track the Current Index.

After the change in the Surviving Fund’s strategy, the Adviser considered merging the two Funds; however, a New York Stock Exchange Arca Rule would have required Surviving Fund shareholders to approve such a merger, and the Adviser determined proceeding with a proxy to approve the merger was cost prohibitive. Since then, the applicable New York Stock Exchange Arca Rule has been amended to exempt ETFs from obtaining acquiring fund shareholder approval of mergers in circumstances similar to the current proposed merger. As a result, the Adviser has determined it is now appropriate to proceed with the merger of the Acquired Fund into and with the Surviving Fund.

6.

Comment: In the “Board Considerations Relating to the Reorganization” discussion, please clarify the phrase “each Fund will bear its respective portfolio transaction costs associated with the Reorganization” in the bullet point below. Also, please include the estimated expenses that are solely and directly related to the Reorganization in the bullet point.

All expenses that are solely and directly related to the Reorganization will be paid by the Acquired Fund and borne by its shareholders, and each Fund will bear its respective portfolio transaction costs associated with the Reorganization. When considering that the Acquired Fund would pay for the expenses of the Reorganization, the Board noted the benefits of the Reorganization to the Acquired Fund and its shareholders, including the Surviving Fund’s lower contractual management fee and lower total annual fund operating expenses (before voluntary waivers).

Response: The Registrant has removed the phrase “and each Fund will bear its respective portfolio transaction costs associated with the Reorganization” from the bullet point above. In addition, the Registrant has included the estimated expenses that are solely and directly related to the Reorganization in the bullet point.

7.	Comment: In the “Federal Income Tax Consequences” discussion, please revise the sentence below to remove the words “assuming” and “may.”

Assuming shareholders of the Acquired Fund own less than 50% of the Surviving Fund immediately after the Reorganization, the Reorganization may result in limitations on the combined Fund’s ability, following the Reorganization, to use any capital loss carryforwards of the Acquired Fund (including carryforwards generated in the tax year of the Acquired Fund ending on the date of the Reorganization) and potentially on the combined Fund’s ability to use unrealized capital losses inherent in the tax basis of the assets of the Acquired Fund acquired in the Reorganization.

Response: The Registrant has revised the sentence as follows:

~~Assuming~~ Because shareholders of the Acquired Fund are expected to own less than 50% of the Surviving Fund immediately after the Reorganization, the Reorganization ~~may~~ is expected to result in limitations on the combined Fund’s ability, following the Reorganization, to use any capital loss carryforwards of the Acquired Fund (including carryforwards generated in the tax year of the Acquired Fund ending on the date of the Reorganization) and potentially on the combined Fund’s ability to use unrealized capital losses inherent in the tax basis of the assets of the Acquired Fund acquired in the Reorganization.

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Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	David Urman, Esq.

W. John McGuire, Esq.

Philip K.W. Smith, Esq.

Appendix A

Capitalization. The following tables set forth the unaudited capitalization of the Acquired Fund and the Surviving Fund as of March 31, 2023, and the unaudited capitalization on a pro forma combined basis after giving effect to the Reorganization as of that date. The capitalizations are likely to be different at the time that the Reorganization is scheduled to be completed as a result of daily share purchase and sale activity.

SPDR S&P 600 Small Cap ETF (SLY)

(Acquired Fund)	3/31/2023
Net Assets	$1,727,732,339
Pro Forma Adjustments†	$(95,000)
Net Asset Minus Pro Forma Adjustments	$1,727,637,339
Shares Outstanding	20,575,046
Net Asset Value Per Share	$83.97

SPDR Portfolio S&P 600 Small Cap ETF (SPSM)

(Surviving Fund)	3/31/2023
Net Assets	$5,011,253,273
Pro Forma Adjustments	$0
Net Asset Minus Pro Forma Adjustments	$5,011,253,273
Shares Outstanding	132,650,000
Net Asset Value Per Share	$37.78

Pro Forma SPDR Portfolio S&P 600 Small Cap ETF (SPSM)

(Combined Fund)	3/31/2023
Net Assets	$6,738,985,612
Shares Outstanding	132,650,000
Pro Forma Adjustments††	45,731,293
Shares Outstanding Plus Pro Forma Adjustments	178,381,293
Net Asset Value Per Share	$37.78

†	Reflects the charge for estimated Reorganization expenses of $95,000 attributable to the Acquired Fund.
††	Reflects the shares issued by the Surviving Fund to account for the lesser net asset value per share of the Acquired Fund.